Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Nine Months Ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$104,764	$128,359	$216,913	$243,331
Interest and other debt expense (1)	17,159	19,276	50,364	58,394
Interest portion of rental expense	143	139	429	423
Earnings before fixed charges	$122,066	$147,774	$267,706	$302,148

Fixed charges:
Interest and other debt expense (1)	$17,159	$19,276	$50,364	$58,394
Interest portion of rental expense	143	139	429	423
Capitalized interest	261	135	621	297
Total fixed charges	$17,563	$19,550	$51,414	$59,114

Ratio of earnings to fixed charges	6.95	7.56	5.21	5.11
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(1) Includes a loss on early extinguishment of debt of $1.5 million for the nine months ended September 30, 2014.